August 14, 2025

Bracebridge H. Young, Jr.
Chief Executive Officer
BTC Development Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

       Re: BTC Development Corp.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted August 4, 2025
           CIK No. 0002042292
Dear Bracebridge H. Young Jr.:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 9, 2025 letter.

Amendment No.2 to Draft Registration Statement on Form S-1
Cover Page

1. Please disclose on the cover page the approximate price per share which the sponsor paid for the founder shares.
2. We acknowledge your response to prior comment 3. Please revise to provide a cross-
       references to all relevant sections in the prospectus for related compensation disclosures, highlighted by prominent type or in another manner. See
Item 1602(a)(3)
       of Regulation S-K.
 August 14, 2025
Page 2

Sponsor Information, page 10

3. We acknowledge your response to prior comment 2. We note your disclosure on the cover page and elsewhere that if you increase or decrease the size of the offering, you will effect a capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to your Class B ordinary shares in such amount as to maintain the ownership of founder shares at 25% of the aggregate of your founder shares, the placement shares and your issued and outstanding public shares after this offering and the private placement. Please discuss these provisions and whether they may result in a material dilution of the purchasers' equity interests in the discussions of securities that may become issuable to the sponsor in the section entitled "Sponsor Information" here and on page 112. Underwriting, page 190

4. Please revise the underwriter's compensation table to include the private placement units. In this regard, we note on page 191 that FINRA has deemed the placement warrants as compensation. Please refer to Item 508(e) of Regulation S-K.
       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Rahul Patel